
June 5, 2025

Andrew H. Reich
Chief Operating Officer, Chief Financial Officer, and Secretary
Siebert Financial Corp.
653 Collins Avenue
Miami Beach, FL 33139

> **Re: Siebert Financial Corp.**
> **Registration Statement on Form S-3**
> **Filed May 30, 2025**
> **File No. 333-287680**

Dear Andrew H. Reich:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Dana Brown at 202-551-3859 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Blake Baron